September 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Esq.

                 Attorney-Advisor

Re:	Euronav NV
Registration Statement on Form F-1
CIK No. 0001604481

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014, (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on June 16, 2014. By letter dated June 27, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on July 29, 2014. By letter dated August 13, 2014, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The third amended draft registration statement on Form F-1 (the “Third Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter, was confidentially submitted to the Commission for review on August 22, 2014. By letter dated September 5, 2014, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the Third Amended Draft Registration Statement on Form F-1. The Company’s registration statement on Form F-1 (the “Form F-1 Registration Statement”), which responds to the Staff comments contained in the Fourth Comment Letter, is today being publicly filed with the Commission via EDGAR.

U.S. Securities and Exchange Commission

September 8, 2014

The Company advises the Staff that, together with this filing, it has publicly released via EDGAR its draft registration statements on Form F-1, which were previously submitted to the Staff for confidential review pursuant to the Jumpstart Our Business Startups (JOBS) Act.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Form F-1 Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Summary, page 1

Our Business, page 1

1.	We note your disclosure that Peter Livanos serves as the Chairman of the Board of Directors through his appointment as “permanent” representative of TankLog. Please revise to also explain any circumstances where Mr. Livanos may no longer serve as Chairman, such as if TankLog holds less shares than it currently does, if true, for instance, or advise.

The Company supplementally advises the Staff that under Belgian corporate law, a legal entity may be elected to serve on the board of directors of a corporation, provided that a physical person is appointed as “permanent representative” of such legal entity, and that such person is approved by shareholders at the time of election. TankLog Holdings Limited (“TankLog”), together with Mr. Peter Livanos serving as its permanent representative, was elected as a director by the Company’s shareholders at the Company’s 2011 annual general meeting, for a term of four years.

The Company further advises the Staff that, under Belgian corporate law, the board of directors of a corporation, in its sole discretion and by the majority vote of the board of directors, has the power to appoint or dismiss any director as “chairman” of the board. On July 22, 2014, the Company’s board of directors unanimously appointed Mr. Livanos (serving as the permanent representative of TankLog) to replace Mr. Marc Saverys as chairman of the board. Mr. Livanos will continue to serve as chairman throughout the remaining term of TankLog’s directorship, unless earlier dismissed as chairman, in the board’s sole discretion and by the majority vote of the board of directors, and provided that TankLog does not earlier resign or is removed from office by a shareholder vote. There are no arrangements or agreements between the Company, TankLog, and Mr. Livanos with respect to this directorship or Mr. Livanos’s position as chairman, and further, such positions are not dependent on the level of TankLog’s ownership in the Company.

U.S. Securities and Exchange Commission

September 8, 2014

Management’s Discussion and Analysis, page 54

Critical Accounting Policies, page 59

Vessel Impairment, page 60

2.	Based on our conference call on August 27th 2014, we continue to believe that evaluating your tankers and FSOs, on a fleet basis, as two cash generating units, for purposes of your impairment analysis pursuant to IAS 36 may not be appropriate. As outlined in paragraph 6 of IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Furthermore, paragraph 66 of IAS 66 provides that if there is any indication that an asset may be impaired, then the recoverable amount shall be estimated for that individual asset. Since it appears that you have the ability to individually evaluate the recoverability of your tankers and FSOs as individual assets, since both your tankers that do not operate in pools and your FSOs operate independently of each other under separate charter arrangements that are largely independent of the cash inflows from other assets or groups of assets, we continue to believe that your tankers that do not operate in pools and your FSO’s should be individually evaluated for impairment as separate cash-generating units pursuant to the guidance in IAS 36. Furthermore, although paragraph 72 of IAS 36 does indicate that cash generating units shall be identified consistently from period to period, it also provides that this shall occur “unless a change is justified” which would appear to apply to situations when your vessels are moved into or out of pool operating arrangements. As such, we do not believe that the use of consistent “cash generating units” for your fleet of vessels provides a basis for considering them a single cash generating unit for purposes of your impairment analysis. Accordingly, please revise your impairment analysis with respect to your tankers not operating in pools and your FSO’s to treat each vessel as a separate cash-generating unit for purposes of your most recent impairment analysis.

In response to the Staff’s comment, the Company has provided the requested disclosure in its Form F-1 Registration Statement.

Our Fleet – Vessel Carrying Values, page 61

3.	We note your response and the revisions made to page 62 of MD&A in response to our prior comment 4. Please update footnotes (1) and (2), as practicable, to disclose the number of vessels, by type, whose carrying values exceeded their market values at June 30, 2014 and disclose the amounts by which their aggregate carrying values exceeded their aggregate market values at this date.

In response to the Staff’s comment, the Company has provided the requested disclosure in its Form F-1 Registration Statement.

U.S. Securities and Exchange Commission

September 8, 2014

Certain Relationships and Related Party Transactions, page 130

Registration Rights Agreements, page 130

4.	We note your response to our prior comment 6. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 130 to disclose its significant terms. MD&A and the notes to your financial statements should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

The Company confirms that it will revise its disclosure throughout the registration statement on Form F-1 to disclose the significant terms of the Registration Rights Agreement when such terms are finalized.

Security Ownership of Certain Beneficial Owners, page 133

5.	We note your response to our prior comment 7. Please provide the natural person who has voting or dispositive power over the shares held by York Capital Management Global Advisors LLC, Victrix NV, Golden Tree Asset Management LLC and Blue Mountain Capital Management LLC.

The Company respectfully advises the Staff that the requested information for York Capital Management Global Advisors LLC, Golden Tree Asset Management LLC and Blue Mountain Capital Management LLC is not known to the Company and cannot be ascertained from public filings. Until the date hereof, the Company has submitted drafts of its registration statement on Form F-1 to the Commission on a confidential basis under the Jumpstart Our Business Startups (JOBS) Act. Due to the confidential nature of these filings, the Company has been unable to contact these shareholders directly to obtain this information. The Company confirms that it will revise the referenced disclosure in a subsequent amendment to provide the requested information to the extent the Company is successful in obtaining such information by contacting these shareholders.

The Company has revised the security ownership table to disclose the natural person who has voting or dispositive power over the shares held by Victrix NV.

Euronav NV Financial Statements

Note 23 Share-based Payment arrangements, page F-78

6.	We note from the disclosure in the first paragraph on page F-79 that 50% of the options issued by the Company can only be exercised if the shares of the Group are admitted for listing in a recognized US listing exchange platform. Please tell us whether your planned public offering will result in recognition of compensation expense in your financial statements in connection with these options. If so, please also tell us the amount of compensation expense that you expect to recognize in your financial statements as a result of your planned public offering.

The Company supplementally advises the Staff that, in calculating the total compensation expense related to the exercise of the referenced options in accordance with IFRS 2, the Company assumed that the initial public offering in the U.S. would be completed and that all of the referenced options would be exercised (meaning, no further true up would be required going forward). Based on the foregoing, at the grant date, the Company determined that total compensation expense related to the exercise of these options was $5.3 million, of which we recognized $0.2 million during the year ended December 31, 2013 and $2.2 million during the six month period ended June 30, 2014. The remaining compensation expense in the amount of $2.9 million will be recognized during the remaining estimated vesting period of the options ($1.8 million in the second half of 2014 and $1.1 million in 2015).

U.S. Securities and Exchange Commission

September 8, 2014

Other

7.	Please provide a currently dated consent from the independent registered public accountants upon the public filing of your Form F-1 registration statement.

The Company has filed a currently dated consent of its independent registered public accounting firm as an exhibit to the Form F-1 Registration Statement

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe